Mail Stop 3561
								July 20, 2005


Via US Mail and Facsimile

Mr. Wayne F. Irmiter
Vice President and Controller
CE Generation, LLC
302 South 36th Street, Suite 400
Omaha, NE  68131

Re:	CE Generation, LLC
	Form 10-K for the Year Ended December 31, 2004
	Form 10-Q for the Quarterly Period Ended March 31, 2005
	File No. 333-89521

Dear Mr. Irmiter:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Financial Statements, page 22

Note 2. Summary of Significant Accounting Policies, page 29

1. Please expand your disclosure in future filings to explain your accounting for the minority interest and the respective percentage interest held by the minority
Mr. Wayne F. Irmiter
CE Generation, LLC
July 20, 2005
Page 2

	interest holder.  If interests in more than one subsidiary
are
present, disclosure 	should be made in the notes regarding the
amounts and holders of minority 		interest.  Show us what
your
revised disclosure will look like in your response.

Note 5. Project Loans, page 33

2. We note you are restricted by the terms of financing agreements from making distributions without the consent of the lenders. Please tell us what consideration you gave to providing Schedule I-
Condensed
financial information of registrant and the disclosures set forth in
Rule 4-08(e)(3) of Regulation S-X.   If you determine that you
meet
the threshold for disclosure, please show us what your disclosure will look like revised.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Wayne F. Irmiter
CE Generation, LLC
July 20, 2005
Page 3

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding these comments, or in her absence, to the undersigned at (202) 551-3841.

      Sincerely,



								Michael Moran
								Branch Chief

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